Lianluo Smart Limited

Room 611, 6th Floor, Beikong Technology Building

No. 10 Baifuquan Road, Changping District

Beijing 102200, People’s Republic of China

December 9, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Donald Field and Dietrich King

Re:	Lianluo Smart Limited

Registration Statement on Form F-4

Filed on October 26, 2020

File No. 333-249660

Ladies and Gentlemen:

We hereby submit the responses of Lianluo Smart Limited (the “Company” or “LLIT”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 20, 2020, providing the Staff’s comments with respect to the Company’s Registration Statement on Form F-4 filed on October 26, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-4

Questions and Answers About the Merger and the Special Meeting, page vi

1.	Please add a question and answer describing the change in the company's business due to the merger and disposition. In this regard, we note that the company will be disposing of its historical business and the business of Newegg will be the company's business post- transaction.

Response: We have revised the Registration Statement to add a question and answer describing the change in the Company’s business due to the merger and disposition in accordance with the Staff’s comment.

2.	Please add a question and answer regarding the reasons and background for the disposition and the company's ongoing compliance issues with NASDAQ's listing standards.

Response: We have revised the Registration Statement to add a question and answer describing the reasons and background for the disposition and the Company’s ongoing compliance issues with NASDAQ’s listing standards in accordance with the Staff’s comment.

3.	Please add a question and answer regarding the financial terms of the disposition.

Response: We have revised the Registration Statement to add a question and answer describing the financial terms of the disposition in accordance with the Staff’s comment.

4.	We note that, immediately following the merger, the company's shareholders and former Newegg shareholders are expected to own approximately 0.98% and 99.02%, respectively, of the post-transaction company. Please add a question and answer addressing the substantial dilution the company's shareholders are anticipated to experience due to the merger transaction. Please also disclose the implied aggregate value of the post-transaction company that the company's shareholders will own based upon their 0.98% ownership.

Response: We have revised the Registration Statement to add a question and answer addressing the substantial dilution the Company’s shareholders are anticipated to experience due to the merger transaction and the implied aggregate value of the post-transaction company that the Company’s shareholders will own based upon their 0.98% ownership in accordance with the Staff’s comment.

U.S. Securities and Exchange Commission

December 9, 2020

Summary, page 1

5.	Please add summaries related to the reasons, background and the financial terms of the disposition.

Response: We have revised the Registration Statement to add summaries related to the reasons, background and the financial terms of the disposition in accordance with the Staff’s comment.

6.	Please revise the summary and the prospectus in an appropriate location to discuss the tax consequences of the merger transaction. Refer to Item 4(a)(6) of Form F-4.

Response: We have revised the Registration Statement to include a discussion of the tax consequences of the merger transaction in the “Summary” and “Proposal I: The Merger” sections in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 12

7.	Please remove the pro forma balance sheets and pro forma statements of operations that are not discussed in Rules 11-02(c)(1) and (2)(i) of Regulation S-X.

Response: We have removed the pro forma balance sheets and pro forma statements of operations that are not discussed in Rules 11-02(c)(1) and (2)(i) of Regulation S-X in Amendment No. 1.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2020, page 13

8.	Please disclose how you arrived at the pro forma adjustment to accumulated deficit, as it differs from the company's accumulated deficit.

Response: The pro forma adjustment to accumulated deficit as of June 30, 2020, i.e., $4,242, represents the accumulated deficit of our PRC subsidiary, Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“Lianluo Connection”) which is assumed to have been disposed of on June 30, 2020. It differs from the Company’s accumulated deficit mainly because the parent company, LLIT is not to be disposed and as a result, its accumulated deficit as of June 30, 2020 ($42,061) was not reflected in the pro forma adjustment.

We may not have the ability to repurchase certain warrants, page 23

9.	Please revise to quantify this potential cash liability so investors can appreciate the magnitude of this risk.

Response: We have revised the Registration Statement to quantify the potential cash liability of repurchase of certain warrants.

Upon consummation of the merger, Mr. Zhitao He will beneficially own approximately 61.12% of the voting power, page 25

10.	We note that upon completion of the merger, two directors, Mr. He and Mr. Chang, will have combined voting power of over 97% of the post-transaction company. Please revise this risk factor or add a new risk factor discussing the implications for minority investors of this large ownership percentage. Please also highlight this fact in the Ownership of Common Shares After the Merger section on page 72 and in the Summary section on page 1.

Response: We have revised the Registration Statement accordingly to address and highlight the risks relating to this concentration of voting power.

U.S. Securities and Exchange Commission

December 9, 2020

Certain types of class or derivative actions generally available under U.S. law may not be available, page 59

11.	We note your disclosure that your amended and restated memorandum and articles of association will have an exclusive jurisdiction clause. Please add a risk factor discussing this provision and include disclosure regarding the provision in the Description of Securities section on page 185. Please also disclose whether the provision applies to actions arising under the federal securities laws. If the provision applies to actions arising under the federal securities laws, please revise the applicable risk factor and prospectus disclosure to state that it is uncertain whether a court would enforce the provision.

Response: We respectfully inform the Staff that the exclusive jurisdiction disclosure was included unintentionally. The amended and restated memorandum and articles of association, which will become effective upon closing of the offering, does not include an exclusive jurisdiction clause. We have revised the Registration Statement accordingly to remove such disclosure.

Background of the Merger, page 66

12.	Please discuss in greater detail how the financial terms of the transaction were determined. Include the names of the parties involved in the negotiations and who proposed the various financial terms. For example, and without limitation, please discuss how the exchange ratio was determined to include the relative ownership of the post- transaction company between the company's shareholders and former Newegg shareholders. Please included enough detail so that shareholders can understand how the financial terms of this transaction were ultimately determined.

Response: We have revised the Registration Statement accordingly to discuss in detail how the financial terms of the transaction are determined.

13.	We note that the company entered into a letter of intent with Newegg on May 11, 2020. Please summarize the material terms of the letter of intent, including the financial terms.

Response: We have revised the Registration Statement to include a summary of the material terms of this letter of intent.

Reports, Opinions and Appraisals, page 68

14.	We note that the company provided Benchmark with a financial model of Newegg with projected income statement data for the fiscal years 2020-2022 and a financial model of Lianluo Connection with projected income statements for the calendar years 2020-2023. Please revise the proxy statement/prospectus to include the financial projections and any material assumptions necessary to understand such projections.

Response: We have revised the Registration Statement to include the financial projections and material assumptions necessary to understand such projections.

15.	Please revise to quantify any fees paid to Benchmark and its affiliates relating to any material relationship that existed during the past two years between the company and its affiliates and Benchmark and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Response: We have revised the Registration Statement to disclose the fees paid to Benchmark for their financial advisor services in connection with the disposition of our subsidiary, Beijing Dehaier Medical Technology Company Limited.

Selected Public Company Analysis, page 71

16.	Please disclose the individual EV/Revenue calculations for each of the selected companies. Please also explain how you calculated enterprise value. Lastly, please revise the Precedent Transaction Analysis section in a similar manner for the selected precedent transactions and the Selected Public Company Analysis and Precedent Transaction Analysis sections on page 90 accordingly.

Response: In response to Staff’s comment, we have revised the Registration Statement to disclose the requested calculations for each of the selected companies. We also explained how the enterprise value was calculated.

U.S. Securities and Exchange Commission

December 9, 2020

Expand private label business, page 119

17.	We note your disclosure that the company offers approximately 32.6 million SKUs and 1,730 categories as of June 30, 2020 and that the Newegg Marketplace had 13,897 sellers offering approximately 32.5 million SKUs and 1,663 categories as of June 30, 2020. Please revise to quantify, by percentage or otherwise, the proportion of products which fall within your private label business versus those offered by third parties.

Response: We respectfully inform the Staff that Newegg directly sells its private label products and other products sourced from vendors, which collectively accounts for the difference between the number of SKUs and categories of products offered on Newegg’s platforms and those offered by Newegg Marketplace. In response to Staff’s comment, we have revised the Registration Statement to quantify the proportion of products that fall within Newegg’s private label business versus those offered by third parties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for Newegg

Non-GAAP Measures Adjusted EBITDA, page 160

18.	Please revise your disclosures to state, if true, that you also exclude income/gains that you do not consider indicative of your core operating performance from adjusted EBITDA. Also, tell us whether you consider gains on sales of real estate and gains on sales of equity method investments to be indicative of your core operating performance and appropriate for inclusion in adjusted EBITDA. Refer to the guidance in Question 100.03 of the Non- GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: We respectfully inform the Staff that the income/gains that are not indicative of its core operating performance are not considered to be part of adjusted EBITDA. Accordingly, we have revised the Registration Statement to exclude the gains on sale of real estate and gains on sale of equity method.

Critical Accounting Policies

Common Stock Valuations, page 166

19.	In order to help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features, please provide us your common stock valuation analysis that includes quantification of significant assumptions and enterprise values for options that were granted during the six months ended June 30, 2020. In addition, provide an analysis that supports the difference between the common stock fair value and the preferred stock fair value, in light of preferred stock’s 1:1 conversion ratio.

Response: As for Newegg’s common stock valuation analysis, Newegg relied upon an independent third-party valuation of its common stock with a September 30, 2019 valuation date, which we concluded to be appropriate for option grants in June 2020. The methodologies used and the assumptions incorporated in the valuation reflect the guidance set forth in the AICPA, Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. This independent valuation was reviewed by Newegg’s management as reasonable evidence of the fair value of its common stock.

Enterprise and Equity Valuation

The valuation first developed an estimate of the total enterprise value of Newegg. As Newegg is a privately held company, the valuation relied upon Market Approaches including the Guideline Public Company Method (“GPCM”) and Guideline Transaction Method (“GTM”) and the Discounted Cash Flow (“DCF”) Method of the Income Approach. The Market Approaches used projected fiscal year December 31, 2019 revenues of $1.57 billion and a normalized EBITDA margin assumption of 2.5 percent of revenues, yielding a normalized EBITDA figure of $39.3 million. The EBITDA margin assumption considered prior levels at Newegg and metrics for the peer group firms that are most similar to Newegg.

Selected pricing multiples were consistent with the market data observed. Enterprise value to revenues multiple of 0.175X and an enterprise value to EBITDA multiple of 7.5X were used for both the GPCM and GTM. The multiples consider the metrics reported for the guideline firms that are most similar to Newegg. Public company stock prices are generally believed to not incorporate the value of control of an enterprise. As the public peers were generally larger and less risky than Newegg, a downward adjustment for the risks of Newegg would often be appropriate. This downward adjustment was concluded to reasonably approximate an upward adjustment for a possible control premium. The resulting preliminary enterprise value indications of $275.3 million and $294.6 million were weighted equally yielding a value of $285.1 million. As the multiples were calculated with cash excluded, Newegg’s cash balance of $53.2 million was added back to yield an enterprise value indication of $340 million (rounded) for both the GPCM and GTM.

U.S. Securities and Exchange Commission

December 9, 2020

The DCF Method relied on Management projections through 2022 which were extended several additional years by the independent appraiser. Revenue growth rates were 11 to 12 percent in the early forecast years declining to a steady state revenue growth rate of 3 percent. EBITDA margins were projected to expand to 2.5 percent over the years of the projection. Taxes were estimated at 28 percent of EBIT. Debt-free net cash flows (“DFNCF”) reflected the close approximation of depreciation and capital expenditures which were estimated to offset. DFNCF also considered working capital requirements. Required working capital investments of negative 3 percent of revenue were incorporated in the DFNCF estimates. This negative working capital balance reflects the rapid turnover of inventory and expectations for accounts receivable and accounts payable.

Future cash flows including a terminal value were discounted to present value at the weighted average cost of capital estimated for the Company of 11.1 percent. A cost of debt of 3.88 percent based on BBB bond yields was used. Newegg’s cost of equity was estimated at 13.2 percent. This estimated cost of equity reflects a risk-free rate of 1.94 percent, a beta of 1.2 times, a market return requirement of 6.14 percent and size adjustment of 3.39 percent and company specific risk adjustment of 0.5 percent.

The present value of the cash flows over the projection period through fiscal 2026 was $109.1 million. The present value of the residual enterprise value of $235.7 million was added to yield a value of the business enterprise of $345 million. The terminal value was estimated using a Capitalized Income Model. Projected DFNCF in the terminal period (fiscal 2027) was $38.9 million. This amount was capitalized using an 8.1 percent capitalization rate (the 11.1 percent weighted average cost of capital less the long-term growth rate of 3 percent) yielding a future value of the enterprise of $479.6 million at the end of the projection period.

The value indications for Newegg’s business enterprise reconciled closely at $340 to $345 million and were afforded equal weight. Newegg held non-operating assets with a total value of $108 million. These included several investments not required for operations. Other non-operating assets included Newegg China operations which were to be disposed of and a California warehouse which was in the process of being sold. The value of Newegg’s non-operating assets was added and the book value of debt was deducted to yield the value of the equity of Newegg of $425 million.

Allocation of Total Equity Value to Different Equity Interests

Newegg has a complex capital structure with preferred and common stock and options outstanding each with differing economic rights. Newegg’s preferred shares have participation rights (i.e., preferred shareholders are entitled to receive both their contractual liquidation payments and participate as common stock as well) except in the event of an Initial Public Offering (“IPO”). For an IPO, the preferred shares would only be entitled to their as converted value as common shares. Given this, we modeled two equity allocation scenarios, one using an Option Pricing Method (“OPM”) where the participation rights of the preferred stock are captured and a second where an IPO and the participation rights of the preferred are contractually excluded.

OPM was used to allocate Newegg’s equity value to the different securities classes for the liquidation scenarios excluding IPO. Key assumptions include the estimated time to a liquidity event and the expected equity volatility. The time to a liquidity event reflected Management’s best estimate of five years. Longer periods until a liquidity event lead to a greater allocation of value to common stock relative to preferred. This occurs as the risk of extremely favorable or unfavorable results increases. This results in a reduced allocation of value to the liquidation preference of the preferred shares and an increased allocation of value to junior equity interests such as common stock and options.

The volatility assumption considers volatility figures for Newegg’s publicly traded peers. Most of the peers reported volatility ranging from 24.1 to 40.6 percent. Overstock.com’s volatility of 76.3 percent was considered an outlier. Given the smaller size and greater uncertainty of Newegg, a volatility estimate of 50 percent was used.

The OPM allocated a value of $3.7 million to Newegg’s 849,159 common shares. The modest amount allocated to common equity reflects the very modest number of shares of common stock relative to the Series AA and Series A preferred shares (61.3 million share total) and the large number of options outstanding. The participation right of the preferred further reduces the value of the common shares. Based on the OPM allocation to common and the common shares outstanding, a value of $4.33 per share is indicated before valuation discounts and $2.90 after.

U.S. Securities and Exchange Commission

December 9, 2020

For the IPO scenario, the $425 million equity value was used. Proceeds from the exercise of options of $9.1 million was added to yield a value of $434.1 million. The as-converted common shares of 65.5 million yields a value of $6.62 per share before valuation adjustments. The value for the IPO scenario is $4.40 per share after control and marketability adjustments.

With weights of 80 percent for the OPM scenario and 20 percent for the IPO scenario, a value of $3.20 per share for the common shares is indicated.

Valuation Adjustments for Control and Marketability

As Newegg is a privately held company, valuation adjustments for the lack of control and limited marketability of the common stock were applied. For the common stock valuation, a lack of control discount of 5 percent was used and a lack of marketability discount of 30 percent was used.

Development of lack of control discounts is challenging due to the limited relevant market data to quantify this potential value impact. A modest adjustment of 5 percent was included for the common stock valuation. Acquisitions of controlling interests in public companies were assessed. Recognizing that control premiums may incorporate factors in addition to the value of control, a selected control premium of 15 percent was used. This would suggest a lack of control discount of 13 percent. The selected lack of control discount is reduced from this amount given uncertainties associated with the potential for value diminution associated with the lack of control.

A lack of marketability discount of 30 was applied to value the common stock. This estimate considers the marketability discount indicated by the Finnerty model as well as information pertaining to discounts associated with restricted stock.

The Finnerty model indicated a discount of 28.2 percent which was rounded to 30 percent. This discount was based on an assumed common stock volatility of 70 percent. The estimated volatility for all of Newegg’s equity was 50 percent. As the economic rights of the common stock are junior to the preferred stock due to the liquidation preference of the preferred, the volatility figure of 70 percent captures the increased volatility of this junior equity. Restricted stock studies reflect securities with superior marketability to the shares of a private firm. When the greater risk of an equity interest in a private firm is considered, a marketability discount of 30 percent is reasonable.

Rollforward of September 2019 Value to June 2020

Newegg’s financial performance since this date, price changes at the public peer group and the stock price uncertainties associated with the Covid-19 Pandemic suggest the September 30, 2019 value was reasonable for grants issued on June 15, 2020.

Newegg’s financial performance for the six months ended December 31, 2019 reflected breakeven operating income. For the six months ended June 30, 2020, Newegg operating income improved to $17.7 million. This improvement did not suggest a change in Newegg’s stock price valuation.

Newegg’s assessment of the overall market environment suggests no change in value due, in large part, to valuation uncertainty resulting from the Covid-19 Pandemic. There was no material change in the value of the stock price of public companies in Newegg’s peer group identified in the valuation report when comparing as of September 30, 2019 to June 15, 2020.

Preferred Stock Analysis

In addition, below is the analysis that supports the difference between Newegg’s common stock fair value and its preferred stock fair value, in light of the preferred stock’s 1:1 conversion ratio.

Newegg’s Series A preferred stock has a liquidation preference of $0.02. Given this modest liquidation preference, the fair values of its Series A preferred and common stock are identical.

The Series AA preferred stock has a liquidation preference of $6.93 per share. The value of the Series AA stock reflects a weighting of its estimated value in liquidation scenarios as well as its value in the event of a qualifying IPO scenario where it converts into common shares. At the date of grant, there continued to be uncertainty regarding potential liquidity scenarios due to uncertainties associated with completing the reverse merger due to company and market specific factors.

U.S. Securities and Exchange Commission

December 9, 2020

Board of Directors, page 170

20.	We note that Digital Grid and certain legacy stockholders of Newegg will be entitled to nominate directors to your board of directors. Please clearly identify by name the directors nominated by Digital Grid and the legacy stockholder of Newegg, respectively. Refer to Item 6.A.5 of Form 20-F.

Response: We respectfully inform the Staff that Mr. Zhitao He, Ms. Yingmei Yang, and Mr. Paul Wu were nominated by Digital Grid, and Mr. Fred Chang, Mr. Greg Moore and Mr. Anthony Chow were nominated by Mr. Fred Chang, acting as the “Minority Representative” of the legacy stockholders of Newegg. Digital Grid is currently looking for a candidate to nominate as an independent director. We revised the Registration Statement accordingly to clearly identify such nomination made by Digital Grid and Mr. Chang.

Director and Executive Officer Compensation, page 174

21.	Please tell us whether Newegg has disclosed, or is required to disclose, in Delaware or elsewhere the compensation of its executive officers and directors on an individual basis for its most recently completed fiscal year. Refer to Item 6.B.1 of Form 20-F.

Response: We respectfully inform the Staff that Newegg has not publicly disclosed nor is required in Delaware or elsewhere to disclose the compensation of its executive officers and directors on an individual basis for its most recently completed fiscal year. According to Item 6.B.1. of Form 20-F, the disclosure of compensation is required on an individual basis unless individual disclosure is not required in the issuer’s home country and is not otherwise publicly disclosed by the issuer. As a significant subsidiary of the post-closing issuer, Newegg’s directors’ and officers’ compensation for the most recently completed fiscal year can be disclosed in accordance with the laws of British Virgin Islands, which did not require a disclosure on an individual basis.

Newegg, Inc.

Interim Consolidated Financial Statements

Consolidated Statements of Operations, page F-53

22.	Please present net income (loss) allocable to common stockholders on the face of the statements of operations. Refer to SAB Topic 6.B.

Response: In response to the Staff’s comment, we have presented net income (loss) allocable to common stockholders on the face of the statements of operations in the Amendment No. 1.

(14) Net Income (Loss) per Share, page F-78

23.	For the six months ended June 30, 2020, please provide us with your computations of (a) the dilutive effect of stock options in arriving at diluted weighted average shares outstanding and (b) stock options excluded because they were anti-dilutive. Also, reconcile them with the options disclosed in Note 13(c).

Response: In response to the Staff’s comment, we have provided our computations of (a) the dilutive effect of stock options in arriving at diluted weighted average share outstanding and (b) stock options excluded because they were anti-dilutive, and reconciled them with the options disclosed in Note 13(c) in Exhibit I attached hereto.

Report of Independent Registered Public Accounting Firm, page F-84

24.	Please provide an audit report that covers the retrospective adjustment that changed the classification of Newegg’s Series A and AA convertible preferred stock to temporary equity as described in Note 2(y).

Response: The revised audit report has been included in the Amendment No. 1.

U.S. Securities and Exchange Commission

December 9, 2020

Audited Consolidated Financial Statements

(10) Income Taxes, page F-106

25.	Please provide an explanation for the significant fluctuations in the foreign withholding tax and prior year adjustments and other that are noted in your 2019 tax rate reconciliation.

Response: The Company respectfully informs the Staff that Newegg had foreign withholding taxes in connection with its capital gains that were recorded in 2019. It did not have a similar transaction in the prior years. Other adjustments were related to return to provision adjustments related to the deferred tax asset balance. These adjustments did not have a material impact on the total tax expense as these adjustments were offset by the full valuation allowance.

(19) Segment Information, page F-119

26.	You state that your chief operating decision maker reviews financial information disaggregated by countries/regions. Please provide an analysis of whether your operating segments may be identified based on geography. In this regard, a chief operating decision maker may also be the segment manager for operating segments. Thus, the lack of a separate segment manager does not preclude you from identifying separate operating segments. If applicable, also provide an aggregation analysis for the purpose of identifying reportable segments. Refer to paragraphs 50-1, 50-8 and 50-11 of ASC Section 280-10-50.

Response: We respectfully inform the Staff that Newegg identified its CEO as CODM. This is because the CEO was responsible for Newegg’s consolidated P&L, and took the decision making responsibilities to allocate resources to and assess the operating results.

Newegg operates as one operating segment. Global (outside North America) no longer represented a strategic and expansion focus of Newegg starting year 2019. During later part of year 2019, Newegg started to significantly scale back the global cross-border business, and have gradually decreased the cross-border sales from more than 80 countries to approximately 20 countries through May 2020. For year 2019, Global GMV represents only 2.2% of total GMV. Also, Newegg has made the strategic decision to terminate its e-Commerce business in China. Newegg’s remaining operations in Asia became limited to shared services primarily IT support and development services provided to North America. In addition, Newegg’s operations in the U.S. and Canada share similar characteristics, including the nature of the products and services, the types and class of customers, and the methods used to distribute products and provide service to customers.

The CODM reviews the monthly financial information of Newegg at the consolidated level and to assess performance with a focus on consolidated adjusted EBITDA.

In response to the Staff’s comment, we revised the Registration Statement accordingly.

27.	Please disclose revenues from external customers by (a) group of similar products and services and (b) geographical area. Refer to paragraphs 50-40 and 50-41 of ASC Section 280-10-50.

Response: We respectfully inform the Staff that according to paragraphs 50-12 of ASC Section 280-10-50, the Marketplace and Services revenue as percentage of net sales, individually and in aggregate, do not meet the 10% thresholds. Therefore, we considered it is not necessary to disclose such information on the Notes to the Consolidated Financial Statements. We have provided the revenues from external customers by (a) group of similar products and services and (b) geographical area in Exhibit II attached hereto.

General

28.	We note that the company is a British Virgin Islands company and that Newegg is a Delaware corporation. Please provide the material difference information required by Items 4(a)(4) and 4(a)(7) of Form F-4.

Response: We have revised the Registration Statement to include the material difference information required by Items 4(a)(4) and 4(a)(7) of Form F-4 in accordance with the Staff’s comment.

U.S. Securities and Exchange Commission

December 9, 2020

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86 10-89788107 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

Lianluo Smart Limited

By:	/s/ Bin Lin
Bin Lin
Chief Executive Officer

cc:	Kevin Sun, Esq., Bevilacqua PLLC

Joan Wu, Esq., Hunter Taubman Fischer & Li LLC

Exhibit I

Newegg Inc.
Stock Options		Days
6/30/2020	1/1/2020	181.00

Newegg 2005 Stock option Plan	Shares	Grant Date	Expiration	Exercise Price	# days o/s	Wtd Avg Shares
2012 Stock grants - June 2012	571,120	6/1/2012	6/1/2022	$4.24	181.00	571,120.00	$2,421,548.80	Antidilutive
2012 Stock grants - June 2014	949,247	6/9/2014	6/9/2024	$2.58	181.00	949,247.00	$2,449,057.26	Diluted
2015 Stock grants - May 2015 - Danny Lee	1,075,027	5/23/2016	5/23/2026	$1.58	181.00	1,075,027.00	$1,698,542.66	Diluted
2020 Stock grants - June 15 2020	7,528,000	6/15/2020	6/15/2030	$3.20	15.00	623,867.40	$24,089,600.00	Antidilutive
2020 Stock grants - June 15 2020	1,360,000	6/15/2020	6/15/2030	$6.93	15.00	112,707.18	$9,424,800.00	Antidilutive
Total outstanding at June 30, 2020	11,483,394	FN13(c)

Total outstanding (diluted)	2,024,274		Wtd Avg Exercise price	2.05		2,024,274.00	$4,147,599.92
Total outstanding (antidilutive)						1,307,694.59	FN 14

Options - Treasury Stock Method Computation
Number of shares upon exercise	2,024,274
Weighted average exercise price	2.05

Assumed proceeds from exercise
- Amt employee pays upon exercised	4,147,600
- Unrecognized Compensation Cost	-
- Amt of tax benefits upon exercise	-
Total assumed proceeds	4,147,600
Average common stock price	3.20

Treasury shares assumed purchased	1,296,125
Incremental common share	728,149	FN 14

Exhibit II

Revenue from external customers by Group of similar products and services

	For the Six Months Ended June 30,
	2020		2019
	(in millions, except for percentages)
Net sales	Amount	%	Amount	%
Direct sales revenues	$812.2	94.1	$770.9	96.7
Marketplace revenues	33.5	3.9	21.0	2.6
Services revenues	17.0	2.0	5.5	0.7
Total	$862.7	100	$797.4	100

	For the Year Ended December 31,
	2019		2018		2017
	(in millions, except for percentages)
Net sales	Amount	%	Amount	%	Amount	%
Direct sales revenues	$1,476.7	96.3	$1,966.3	97.2	$2,104.6	97.5
Marketplace revenues	46.0	3.0	43.2	2.1	37.2	1.7
Services revenues	11.2	0.7	12.9	0.7	16.3	0.8
Total	$1,533.90	100	$2,022.40	100	$2,158.10	100

GMV from external customers by geographical area

	For the Six Months Ended June 30,
	2020		2019
	(in millions, except for percentages)
Net sales	Amount	%	Amount	%
North America	$1115.0	97.6	$957.1	97.8
All other countries (Global)	27.6	2.4	22.0	2.2
Total	$1142.6	100	$979.1	100

	For the Year Ended December 31,
	2019		2018		2017
	(in millions, except for percentages)
Net sales	Amount	%	Amount	%	Amount	%
North America	$1,891.6	97.8	$2,365.1	98.4	$2,462.7	99.4
All other countries (Global)	41.8	2.2	38.0	1.6	13.9	0.6
Total	$1,933.4	100	$2,403.10	100	$2,476.6	100